EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	Oct. 1, 2006	Oct. 2, 2005(b)
Earnings:

Income before income taxes	$627,951	$505,869

Add (deduct):

Interest on indebtedness	85,800	64,883
Portion of rents representative of the interest factor (a)	5,743	6,186
Amortization of debt expense	362	353
Amortization of capitalized interest	2,158	2,340

Earnings as adjusted	$722,014	$579,631

Fixed Charges:

Interest on indebtedness	$85,800	$64,883
Portion of rents representative of the interest factor (a)	5,743	6,186
Amortization of debt expense	362	353
Capitalized interest	46	-

Total fixed charges	$91,951	$71,422

Ratio of earnings to fixed charges	7.85	8.12

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NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.
(b)	Amounts for 2005 were adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, in the fourth quarter of 2005.